SEC LAW FIRM

11693 San Vicente Boulevard, Suite 357

Los Angeles, CA 90049

Tel. 310-557-3059

Fax. 310-388-1320

www.seclawfirm.com

October 5, 2010

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ms. Erin Magnor

Re:      China Rising I, Inc.

Amendment No. 1 to Form 10

Filed September 20, 2010

File No. 000-54042

Ladies and Gentlemen:

We respectfully submit below the responses of China Rising I, Inc., a Delaware corporation (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated September 27, 2010 with respect to Amendment No. 1 to the Form 10 filed by the Registrant on September 20, 2010.  For your convenience, we have included each of your comments from that letter, immediately followed by the Registrant’s response.

Comment #1: Under Item 1A, Risk Factors, General: We note your response to our previous comment 4 that the disclosure has been revised to delete references such as “there can be no assurance” that a given event might or might not happen. However, we continue to see statement such as “there can be no assurance” or “we cannot assure you” throughout the risk factors section.  Please review Item 1A in its entirety and revise accordingly.

Response:  Item 1A. Risk Factors has been revised to eliminate all references to phrases such as “there can be no assurance”, “we cannot assure you”, “we cannot guarantee” and similar phrases. Please note, however, that such phrases have been retained in other parts of the Form 10 as a matter of drafting style and to reflect the way the Registrant wishes to frame certain responses.

Comment #2: Under “The Company expect to issue more securities in a business combination…page 13”: Please review your disclosure to indicate that the board of directors currently consists of only Mr. Coulson.

Response: This disclosure has been revised accordingly.

Comment #3: Under Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17: We note that you have set forth the number of shares of your Common Stock of record and beneficially owned as of June 30, 2010. Please revise to disclose the number of holders as of the most recent practicable date. Please refer to Item 403(a) of Regulation S-K.

Response: This item has been revised to state the number of shares of Common Stock of record and beneficially owned as of September 30, 2010. Please note that the number of shareholders has not changed since the original filing of the Form 10 on July 22, 2010.

Comment #4:  Under Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 19: We note that you have set forth the approximate number of holders of each class of common equity as of June 30, 2010. Please revise to disclose the number of holders as of the latest practicable date. Please to Item 201(b) of Regulation S-K. In addition, please also revise your disclosure in Item 11 to provide the shares issued and outstanding as of the latest practicable date.

Response:  Both Items have been revised using a references date of September 30, 2010. Please note that the disclosure in this amendment has not changed since the original filing of the Form 10 on July 22, 2010.

            The Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your comments.  If you have any questions or comments to these responses, please contact me directly at (310) 5577-3059 (telephone) or 310/388-1320 (fax).

                                                                                                Very truly yours,

                                                                                                /s/ Lance Jon Kimmel

                                                                                                Lance Jon Kimmel

cc: Crocker Coulson